SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from                to

Commission file number 001-05083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE XANSER CORPORATION SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:

XANSER CORPORATION

2435 N Central Expressway

Richardson, Texas 75080

THE XANSER CORPORATION

SAVINGS AND INVESTMENT PLAN

THE XANSER CORPORATION

SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

Xanser Corporation Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Xanser Corporation Savings and Investment Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas

May 26, 2006

THE XANSER CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
ASSETS
Investments, at fair value	$27,796,715	$31,737,528
Cash	251,439	275,121
Participant contributions receivable	87,567	97,591
Sponsor contributions receivable	42,962	52,207
Other receivables	105,928	49,634

Total assets	28,284,611	32,212,081

LIABILITIES
Payables and accrued liabilities	16,942	3,314

NET ASSETS AVAILABLE FOR BENEFITS	$28,267,669	$32,208,767

See accompanying notes to financial statements.

THE XANSER CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2005	2004
ADDITIONS:
Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of assets	$1,501,147	$3,346,236
Dividend income	175,117	185,857
Interest income	29,256	35,554

Total investment income	1,705,520	3,567,647
Contributions:
Sponsor	447,094	681,970
Participants	1,476,125	1,298,445
Participant accounts transferred	134,673	–
Total contributions	2,057,892	1,980,415

Total additions	3,763,412	5,548,062

DEDUCTIONS:
Deductions from net assets attributed to:
Distributions and withdrawals	(5,130,514)	(3,108,985)
Participant accounts transferred	(2,571,676)	(1,386,705)
Fees and expenses	(2,320)	(2,203)

Total deductions	(7,704,510)	(4,497,893)

Net change in net assets	(3,941,098)	1,050,169

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	32,208,767	31,158,598

End of year	$28,267,669	$32,208,767

See accompanying notes to financial statements.

THE XANSER CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Plan Description

The Xanser Corporation Savings and Investment Plan (the Plan) is a defined contribution plan for employees of Xanser Corporation (Xanser or Sponsor), its wholly owned domestic subsidiaries (the Companies) and certain former employees as described in Note 9. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is in compliance with the minimum funding requirements of ERISA. The Plan was established on April 1, 1991.

At December 31, 2005, Nationwide Trust Company served as trustee (the Trustee) (see Note 8), The 401(k) Company served as the Plan’s record keeper and the Vice President of Human Resources of Xanser served as the Plan Administrator. All administrative and trust expenses of the Plan are paid by Xanser. A copy of the Plan document and amendments is available from the Plan Administrator. Participants should refer to the Plan document and amendments for more detailed information regarding provisions of the Plan.

The Plan permits all full-time employees of the Companies to contribute a minimum of 2% up to 20% of base compensation on a pretax basis into participant accounts for 2005 and 2004. The Companies also match participant contributions at a rate of 100% of each participant’s contribution up to 6% of base compensation after one year of employment. Effective August 1, 2004, participants commenced direction of the Companies’ matching contribution, which was formerly invested only in company stock, and investment restrictions on previous matching contributions were removed. Effective January 1, 2005, the Companies increased their matching contributions from 50% to 100% of the first 6% of participant contributions and discontinued their former 2% mandatory contribution. Employee contributions, together with earnings thereon, are not subject to forfeiture. That portion of a participant’s account balance attributable to the Companies’ contributions, together with earnings thereon, is vested over a five-year period at 20% per year. Participants may borrow from the Plan an amount not to exceed the lesser of 50% of such participant’s vested account balance or $50,000 reduced by the highest loan balance in the preceding twelve months. The Plan decreased the mandatory cash distribution requirement balance from $5,000 to $1,000, effective March 28, 2005. Contributions to the Plan are held in trust and invested by the Trustee, at the direction of the participants, in the investment funds described in Note 3.

(2)	Summary of Significant Accounting Policies

The Plan maintains its accounts on the accrual basis of accounting.

(a)	Investments

The Plan’s investments in common stock and mutual funds are stated at fair value based on quoted market prices. The Invesco Stable Value Fund investment includes security-backed investment contracts including synthetic investment contracts (“SICs”), guaranteed investment contracts (“GICs”) and cash-equivalents. SICs are contracts composed of underlying assets and a “wrapper” contract issued by a responsible third party. The issuer of the “wrapper” contract provides for withdrawals at contract value for any normal benefit responsive requirements. The Invesco Stable Value Fund is valued at the total combined amount of security-backed investment contracts including SICs and GICs, which are all valued at contract value, and the value of cash equivalents, which are valued at cost and approximate fair value. The crediting range of interest ranged from 2.81% to 6.08%, and 1.59% to 7.80%, at

THE XANSER CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

December 31, 2005 and 2004, respectively, and the reported yield at December 31, 2005 and 2004 was 4.44% and 4.31%, respectively. Participant loans are valued at unpaid principal balance which approximates fair value.

Purchases and sales of securities are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(b)	Receivables and Payables

Other receivables include investment trade receivables, interest receivable and participant loan payments receivable. Payables include excess contributions and administrative expenses payable.

(c)	Distributions

Distributions are recorded when paid.

(d)	Federal Income Taxes

The Internal Revenue Service (IRS) has ruled the Plan meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the Code) and the Plan is exempt from federal income taxes under Section 501(a) of the Code. On January 1, 2002, the Plan was amended and restated to incorporate all prior amendments. The IRS granted a favorable letter of determination on July 31, 2002. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Under present federal income tax laws and regulations, participants will not be subject to federal income taxes on the contributions made by their employer or withheld from their compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Trustee, until the participant’s accounts are distributed or made available to the employee in an unqualified manner.

The Code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar years 2005 and 2004 was $14,000 and $13,000, respectively. In accordance with the 2001 Economic Growth and Tax Relief Reconciliation Act, as of January 1, 2002, participants of age 50 or older were eligible to defer up to $18,000 and $16,000 for 2005 and 2004, respectively. Participant compensation in excess of $210,000 and $205,000 in 2005 and 2004, respectively, is excluded in calculating participant deferrals and employer matching contributions for the above years. Total contributions during any Plan year, including both participants’ deferrals and employer matching contributions, may not exceed the maximum amount the employer may deduct for federal income tax purposes for the year. Additional rules apply to prevent discrimination in favor of highly compensated employees.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

THE XANSER CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(f)            Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. It is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(g)	Reclassifications

Certain reclassifications have been made to the 2004 financial statements to conform to the current year presentation, including separate itemization of dividend and interest income and reclassification of $600,845 of income earned from mutual funds from interest and dividend income to net realized and unrealized appreciation in fair value of assets. Fees and expenses are also separately itemized.

(3)	Investment Programs

The Plan’s investments at December 31, 2005 and 2004 are as follows:

	December 31, 2005		December 31, 2004
	Number of shares	Value	Number of shares	Value
Investments at fair value as determined by quoted market price:
Xanser Corporation Common Stock	2,039,200.000	$5,995,247*	2,610,634.000	$7,309,775*
Investments at fair value:
AIM International Small Company Growth Fund	32,103.610	658,766	26,105.763	422,130
Capital World Growth and Income Fund	39,486.343	1,444,016*	45,022.062	1,525,798
Growth Fund of America Class A	68,412.559	2,111,212*	85,484.394	2,340,563*
Lord Abbett Affiliated Fund Class A	253,743.187	3,565,092*	297,274.304	4,393,714*
Phoenix-Duff & Phelps Real Estate	40,689.249	1,128,719	45,317.785	1,142,914
PIMCO Total Return Administrative Shares	181,417.805	1,904,887*	201,183.758	2,146,631*
Robertson Stephens Emerging Growth Fund	26,451.252	861,781	37,427.378	1,211,150
Scudder Equity 500 Index Fund	14,933.186	2,088,406*	17,478.446	2,371,825*
BlackRock Aurora Fund Class A	51,425.900	1,758,252*	47,656.025	1,929,116*
BlackRock Small/Mid Growth Fund	24,576.953	352,188	27,599.101	374,520
Thornburg International Value Fund	53,890.296	1,287,439	58,294.099	1,208,436
Alliance Capital Reserve Fund	60.960	61	598.700	599
Participants’ Loans	–	390,501	–	419,159
		17,551,320		19,486,555
Investments at contract values:
Invesco Stable Value Fund	4,250,147.930	4,250,148*	4,941,198.010	4,941,198*
		$27,796,715		$31,737,528

* Represents 5% or more of total ending net assets available for benefits.

THE XANSER CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

For the years ended December 31, 2005 and 2004, realized and unrealized net gains and losses on the Plan’s investments were as follows:

	Year Ended December 31,
	2005	2004
Common stock	$267,806	$1,211,918
Mutual funds	1,233,341	2,134,318

	$1,501,147	$3,346,236

Effective August 1, 2004, participants began directing the Company’s matching contribution, which was formerly invested only in Xanser stock, and investment restrictions on previous matching contributions were removed. Prior to August 1, 2004, employer matching contributions were automatically invested in Xanser Corporation Common Stock. The following tables set forth information related to the Xanser Corporation Common Stock and related assets available for benefits as of December 31, 2004 and the changes in such assets for the year ended December 31, 2004.

December 31, 2004
ASSETS
Investments, at fair value	$7,309,775
Contributions receivable	15,833
Other receivables	36,047
Total assets	7,361,655

LIABILITIES	–

NET ASSETS AVAILABLE FOR BENEFITS	$7,361,655

THE XANSER CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Year Ended
December 31,
2004
ADDITIONS:
Additions to net assets attributed to:
Contributions:
Sponsor	$255,992
Participants	162,062

Total contributions	418,054
Net realized and unrealized appreciation in fair value of assets	1,211,918

Total additions	1,629,972

DEDUCTIONS:
Deductions from assets attributed to:
Net investment transfers, distributions and withdrawals	(1,931,225)
Total deductions	(1,931,225)

Net change in assets	(301,253)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,662,908

End of year	$7,361,655

Net investment transfers, distributions and withdrawals represents distributions and withdrawals (as defined in Note 4), Plan transfers to the KSL 401(k) Plan (as defined in Note 9) and the net effect of Xanser Corporation Common Stock Fund purchases and sales to and from other Plan investment accounts.

(4)	Distributions and Withdrawals

Distributions and withdrawals represent distributions to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution. Distributions and withdrawals also represent distributions per a Qualified Domestic Relations Order or amounts related to delinquent participants’ loans deemed as distributions. Distribution and withdrawals do not include amounts transferred to the KSL 401(k) plan (see Note 9).

THE XANSER CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(5)	Forfeitures

At December 31, 2005 and 2004, forfeited non-vested accounts totaled $100,653 and $249,642, respectively and are included in investments in the statement of net assets available for benefits. Forfeiture amounts, forfeited by participants upon withdrawing from the Plan, are used to reduce future Sponsor contributions or Sponsor paid Plan expenses. These amounts may also be credited to participant accounts upon returning to the Plan if certain requirements are met. In 2005, forfeiture amounts of $236,097 were used to reduce Sponsor contributions and expenses. No forfeitures were used to reduce 2004 Sponsor contributions and Plan expenses.

(6)	Reconciliation of Financial Statements to Form 5500

	Year Ended December 31,
	2005	2004
Net Assets Available for Benefits (per financial statements)	$28,267,669	$32,208,767
Less: Amounts allocated to withdrawing participants	(190,716)	(159,380)
Net Assets Available for Benefits (per Form 5500)	$28,076,953	$32,049,387

	Year Ended December 31,
	2005	2004
Distributions and withdrawals per the financial statements	$5,130,514	$3,108,985
Amounts allocated to withdrawing participants – prior year	(159,380)	(278,853)
Amounts allocated to withdrawing participants – current year	190,716	159,380
Net paid to participants per the Form 5500	$5,161,850	$2,989,512

Any amounts allocated to withdrawing participants are recorded on the Form 5500 for distribution and withdrawal claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

THE XANSER CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(8)	Change in Trustee

Effective January 1, 2004, Xanser appointed Nationwide Trust Company as Trustee. Prior to January 1, 2004, the Austin Trust Company served as Trustee.

(9)	Plan Transfers

In June 2001, Kaneb Services, Inc. (KSI), now known as Xanser Corporation (XNR), distributed its pipeline, terminaling and product marketing businesses (the “Distribution”) to its stockholders in the form of a new limited liability company, Kaneb Services LLC (KSL). When the Distribution was completed, each shareholder of KSI received one common share of KSL for each three shares of KSI common stock held on June 21, 2001, the record date for the Distribution. The Plan received 615,985 common shares of KSL pursuant to this Distribution.

Effective with the KSL Distribution, KSL established a new 401(k) plan for its employees. Upon creation of the KSL 401(k) plan, KSL employees became inactive participants in the Plan and will not make contributions to the Plan. Participant accounts in the amounts of $2,571,676 and $1,386,705 were transferred from the Plan to the KSL 401(k) plan in 2005 and 2004, respectively.

KSL was purchased by Valero L.P. in July 2005. Certain employees of KSL who had formerly been employed by the Company were subsequently reemployed by the Company and satisfied the eligibility requirements of the Plan and elected to transfer their KSL 401(k) assets to the Plan through a plan to plan transfer. Participant accounts in the amount of $134,673 were transferred from the KSL 401(k) to the Plan in 2005.

(10)	Parties-in-Interest Transactions

Certain Plan investments include shares of common stock of Xanser, the Plan Sponsor. Therefore, transactions related to these shares qualify as party-in-interest transactions. Expenses are paid by the Plan sponsor, and loans made to participants in the Plan are considered parties-in-interest transactions.

5

THE XANSER CORPORATION

SAVINGS AND INVESTMENT PLAN

Supplemental Schedule H, Part IV Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

EIN: 74-1191271

Plan Number: 009

Name of issuer and title of issue	Description of investment	Current value

* Xanser Corporation Common Stock (a)	Common Stock, 2,039,200 shares	$5,995,247

**Alliance Capital Reserve Fund	Money Market Fund, 60.960 shares/units	$61

**Invesco Stable Value Fund	Common Collective Trust Fund, 4,250,147.930 share/units	$4,250,148

**AIM International Small Company Growth Fund	Mutual Fund, 32,103.610 shares/units	$658,766

**Capital World Growth and Income Fund	Mutual Fund, 39,486.343 shares/units	$1,444,016

**Growth Fund of America, Class A	Mutual Fund, 68,412.559 shares/units	$2,111,212

**Lord Abbett Affiliated Fund Class A	Mutual Fund, 253,743.187 shares/units	$3,565,092

**Phoenix-Duff & Phelps Real Estate	Mutual Fund, 40,689.249 shares/units	$1,128,719

**PIMCO Total Return Administrative Shares	Mutual Fund, 181,417.805 share/units	$1,904,887

**Robertson Stephens Emerging Growth Fund	Mutual Fund, 26,451.252 share/units	$861,781

**Scudder Equity 500 Index Fund	Mutual Fund, 14,933.186 share/units	$2,088,406

**BlackRock Aurora Fund Class A	Mutual Fund, 51,425.900 share/units	$1,758,252

**BlackRock Small/Mid Growth Fund	Mutual Fund, 24,576.953 share/units	$352,188

**Thornburg International Value Fund	Mutual Fund, 53,890.296 share/units	$1,287,439

* Participant Loans	Participant loans, maturity dates various thru 5/2011; interest rates vary between 6.16% and 10.25%	$390,501

* Party-in-interest
** Cost not required for participant-directed investments.
(a) Investment cost basis was $ 4,410,963 at December 31, 2005.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE XANSER CORPORATION SAVINGS AND INVESTMENT PLAN
Date: June 22, 2006	By: /s/ WILLIAM H. KETTLER, JR.
William H. Kettler, Jr.
Vice President – Human Resources
(Plan Administrator)

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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated May 26, 2006, accompanying the Xanser Corporation Savings and Investment Plan financial statements included on Form 11-K for the year ended December 31, 2005. We hereby consent to the incorporation by reference of said report in the Registration Statements of Xanser Corporation on Form S-8 (File No. 333-101996, 333-83968 and 333-14067).

Grant Thornton LLP

Dallas, Texas

May 26, 2006

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